

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Stop 7010

June 26, 2006

Via U.S. mail and facsimile

Mr. Vlado P. Hreljanovic
Chief Executive Officer
Juniper Group, Inc.
111 Great Neck Road, Suite 604
New York, NY 11021

>   **Re: Juniper Group, Inc.**
>   **Amendment No. 1 to Registration Statement on Form SB-2**
>   **Filed June 5, 2006**
>   **File No. 333-131730**

Dear Mr. Hreljanovic:

        We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form SB-2

General

1. We may have further comments on your registration statement that will follow by separate letter.

2. Please file a copy of your next amendment that is clearly and precisely marked to show all changes, as required by Rule 472. Changes you made in response to our letter dated March 9, 2006 were not marked in Amendment No. 1.

3. We read your response to comment one of our letter dated March 9, 2006. Please explain the consequences of being in default. In this regard, we note Section 5(m) of the securities purchase agreement.

4. We read your response to comment two of our letter dated March 9, 2006. It does not appear that the condition set forth in Section 7(d) is within the control of your company. In this regard, we note that it appears you are in breach of the covenant set forth in Section 4(k) of the securities purchase agreement. See the response to comment one of our letter dated March 9, 2006. Thus, the condition to closing set forth in Section 7(d) does not appear to be satisfied. Please revise your analysis to address your breach of Section 4(k) and whether the condition set forth in Section 7(d) is within the control of the investor. Alternatively, please remove the shares issuable upon conversion and exercise of the Additional Debentures and the Additional Warrants from your registration statement.

5. We note the disclosure throughout your prospectus regarding your December 28, 2005 financing. Please clarify your disclosure by discussing the fact that half of your offering, or $500,000, has not been received by your company and may not be received if certain conditions are not satisfied. In addition, please discuss the conditions. Finally, please add relevant risk factor disclosure.

6. We note that the description of your business, including your strategy and your competitive strengths, is presented in several sections of your prospectus other than the Business section. In this regard, we note the disclosure in the MD&A section. We also note that your business has experienced significant changes in the past year, yet your disclosure continues to focus on your business operations before these changes. As a result, the reader does not have a clear understanding of the business of your company as it currently exists. Please revise and, to the extent practicable, reorganize the description of your business contained in your Business section to clearly describe your business as it currently exists.

We have accumulated losses and are not currently profitable

7. Please quantify your losses.

Our common stock trades in a limited public market…

8. We read your response to comment 10 of our letter dated March 9, 2006 and we reissue this comment. In this regard, we note that the disclosure in this risk factor does not clearly identify and describe the risk stated in the subheading.

We have recently closed on an acquisition…

9. Please revise the disclosure under this subheading to discuss how the stated risks have impacted or will impact your recent acquisition.

Management's Discussion and Analysis of Financial Condition and Plan of Operations

Three Months Ended March 31, 2006 vs. Three Months Ended March 31, 2005

10. We note the increase in "Selling, general and administrative expenses." We also note the statement in the last sentence of eleventh paragraph of this section with respect to the expenses of New Wave. Please disclose the portion of the increase that was attributable to your inclusion of New Wave's expenses.

Business

11. We read your response to comment 32 of our letter dated March 9, 2006 and have the following comments:

   - Please disclose the information required by Item 101(b)(11) of Regulation S-B. In this regard, we note the disclosure in risk factor 12 regarding your compliance with environmental laws.

   - You state in your response that you have none of the intellectual property rights referenced in Item 101(b)(7) of Regulation S-B. Please explain the sources of the technology you use in providing your services.

Broadband Technology Services

12. Please discuss in greater detail the business of New Wave. For example, who are the five "market leaders in your industry" for which New Wave is the "company of choice"? In this regard, we note the disclosure in the MD&A section under the heading "Broadband Technology Services." Please also advise us as to the basis for this statement.

Competition

13. We read your response to comment 35 of our letter dated March 9, 2006 and we reissue this comment with respect to the principal methods of competition in the industry.

Description of Securities to be Registered

Non-Voting Preferred Stock

14. Please briefly describe the conversion feature of the preferred stock, including the number of shares of common stock issuable upon conversion as of the most recent

practicable date. Please also comply with this comment under the heading "Series B Voting Preferred Stock."

15. Please disclose the number of shares of common stock issued in payment of the dividends.

Financial Statements

Year Ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

16. Please ensure that the reference in your independent accountants' opinions regarding recurring losses and management's plans is to the correct footnote.

Notes to Consolidated Financial Statements

17. Please ensure that your footnotes are correctly numbered. For example, Note 8 and Note 9 both refer to commitments and contingencies.

Consolidated Statements of Cash Flows

18. We have reviewed your response to comment 43 of our letter dated March 9, 2006. Advances to you from officers for working capital needs and repayments of these advances to officers appear to represent financing transactions that should be classified within cash flows from financing activities in your statements of cash flows. Please revise or tell us why you believe that classifying these expenses as operating cash flows is consistent with provisions of SFAS 95.

Note 1 – Summary of Significant Accounting Policies

19. We have reviewed your response to comment 47 of our letter dated March 9, 2006. Please provide us with a copy of the valuation report from your independent consultants that projected an aggregate value of $2,639,954 as of December 19, 2003 for your film rights and licenses. Please also tell us why it is reasonable to assume a valuation based on total sales that "could be available in all applicable media for the immediately foreseeable future."

20. We have reviewed your response to comment 49 of our letter dated March 9, 2006. You disclosed that all amounts billed to Cablevision are in dispute and have been fully reserved. However, in your response you stated that you had accounts receivable net of an allowance for doubtful account with Cablevision of

$42,696 at September 30, 2005. Please confirm that the amounts have been fully reserved at December 31, 2005.

Note 4 – Film Licenses

21. We have reviewed your response to comment 53 of our letter dated March 9, 2006. In your response you refer to an impairment analysis of film licenses assets performed in 2003. Under paragraph 8 (e) of SFAS 144 you are required to test a long-lived asset for recoverability whenever there are indicators of potential impairment, such as current-period operating losses and cash outflows combined with a history of operating losses and cash outflows. Given that you have a history of operating losses and negative cash flows, please provide us with an impairment analysis of film licenses as of December 31, 2005. Please also provide us with a comprehensive discussion of your assumptions, including the assumed revenue growth rate, assumed annual cash flows and the assumed discount rate. Please also quantify your assumptions and provide a detailed explanation of any deviation between your assumptions and your historical results.

22. We have reviewed your response to comments 54 and 55 of our letter dated March 9, 2006. Please tell us the basis for your assumption that 67% of your unamortized film costs will be amortized in 2006 given that you do not appear to have recognized any film revenues through March 31, 2006. Please also clarify the reasonableness of this assumption based on your disclosure in management's discussion analysis as of March 31, 2006 that you have not devoted resources toward the promotion and solicitation of your film licenses and have slowed down the marketing of your films.

Note 5 – Notes Payable

23. Please disclose the conversion terms of your 8% callable secured convertible note.

Note 6 - Shareholders' Equity

24. We have reviewed your response to comment 56 of our letter dated March 9, 2006. Please tell us your basis for classifying the convertible non-voting redeemable preferred stock within equity as opposed to as a liability, or revise accordingly. Please also disclose the conversion terms of the convertible non-voting redeemable preferred stock and your Series C voting preferred stock. Please refer to SFAS 150, Rule 5.02 of Regulation S-X and SAB Topic 3:C.

25. We have reviewed your response to comments 57 and 58 of our letter dated March 9, 2006. Though you determined that it was highly inappropriate to

ascribe any value to the warrants at the time of issue based on your financial condition and the absence of a market for your stock, the factors cited appear to be reasons why a lender would require warrants in addition to a market interest rate, rather than an indication that the warrants required by the lender have no value. Please determine the value of your warrants using the most recent cash sales price to a third party or closing market price of your stock. Please tell us and disclose the assumptions used to value the warrants. Please also clarify whether the exercise price of the warrants is $.65 or 50% of $.65. Please also disclose your accounting policy for warrants issued. Please refer to APB 14, EITF 98-5 and EITF 00-27. Please ensure that any accounting revisions comply with the requirements of APB 20 or SFAS 154, as appropriate.

26. Please provide us with your computation of a) the warrants valuation for each issuance, b) the effective conversion price of each warrant, and c) your analysis of the potential beneficial conversion feature for each issuance. Please refer to APB 14, EITF 98-5 and EITF 00-27.

27. Please provide us with a comparison of all potentially issuable common shares assuming the exercise of all options and warrants, and the conversion of all convertible instruments as of December 31, 2005 and each subsequent quarterly balance sheet date. In the event that you have more potentially issuable common shares than authorized common shares, it would appear that certain of your equity instruments might be properly classified as liabilities. Please refer to paragraphs 13 and 19 of EITF 00-19.

Note 8 – Commitments and Contingencies

28. Please revise to clarify the meaning of your statement that "[t]he Company is hopeful that it can repair those majors MSOs by reason of suspending those operations."

Note 15 – Business Segment Information

29. We have reviewed your response to comment 63 of our letter dated March 9, 2006. Given that corporate and other expenses not allocated to your business segments represent a significant amount of your costs of operations, please specifically disclose the types of expenses and the respective amounts that comprise selling, general and administrative expenses. Please also tell us if preferred stock dividends are classified within your cost of operations.

30. We have reviewed your response to comment 64 of our letter dated March 9, 2006. Paragraph 37 of SFAS 131 applies to either products or services. Please disclose the amount of revenues generated from the various services that you

offer, including at a minimum installation of broadband equipment, film
licensing, and installation of redundant power equipment.

Other

31. We have reviewed your response to comment 68 of our letter dated March 9,
2006. Since your March 31, 2006 balance sheet includes the New Wave
acquisition, a pro forma balance sheet is not required. Please provide a pro forma
statement of operations for the latest fiscal year and the latest interim period.
Please disclose the nature of any pro forma adjustments in the notes to the pro
forma statements of operations. Please be sure to clearly reference and explain
the assumptions involved in these adjustments. Please also disclose the pro forma
information required by paragraphs 54-57 of SFAS 141 for the interim period
ended March 31, 2006.

Item 27. Exhibits

32. We read your response to comment 72 of our letter dated March 9, 2006 and we
reissue this comment. In this regard, we note that the terms of the 12% preferred
stock do not appear to be set forth in Exhibit 3.2.

33. Please revise the description of Exhibits 10.8 through 10.12 to correct the date, as
it appears that these documents were entered into in 2006, and not in 2005.

Form 10-KSB for the year ended December 31, 2004
Form 10-QSB for the quarter ended March 31, 2005
Form 10-QSB for the quarter ended June 30, 2005
Form 10-QSB for the quarter ended September 30, 2005

34. We note your responses to comments 76 through 78 from our letter dated March
9, 2006. Please be advised that these comments must be resolved before we will
consider a request for acceleration of your registration statement.

Form 10-KSB for the year ended December 31, 2005
Form 10-QSB for the quarter ended March 31, 2006

35. We reissue comment 77 as it applies to the "Controls and Procedures" sections of
these filings.

*　　*　　*　　*

As appropriate, please amend your filings in response to these comments. You
may wish to provide us with marked copies of the amendments to expedite our review.

Please furnish a cover letter that is filed on EDGAR with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Gregory Sichenzia
       Mr. Yoel Goldfeder
       Sichenzia Ross Friedman Ference LLP
       1065 Avenue of the Americas, 21st Floor
       New York, NY 10018